Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Financial Results
for the 3rd Quarter & 1st Nine Months of 2015

- Q3 Revenues Up 22% to $19.4M With $4.2M Net Income, $0.57 EPS -

KFAR SAVA, Israel, October 26, 2015 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the third quarter and nine-month period ended September 30, 2015.

Financial Results

Third Quarter 2015: Revenues for the third quarter rose by 22% to $19.4 million from $15.9 million in the third quarter of 2014.

On a GAAP basis, net income for the quarter totalled $7.1 million, or $0.96 per diluted share ($0.97 per basic share), compared with $2.5 million, or $0.34 per diluted share ($0.35 per basic share), in the third quarter of 2014. On a non-GAAP basis (as described and reconciled below), net income totalled $4.2 million, or $0.57 per share (basic and diluted), a 41% increase compared with $3.0 million, or $0.41 per share (basic and diluted), in the third quarter of 2014.

First Nine Months 2015: Revenues for the first nine months of 2015 totalled $55.3 million, up 5% compared with $52.8 million in the first nine months of 2014.

On a GAAP basis, net income for the period totalled $12.1 million, or $1.64 per diluted share ($1.67 per basic share), compared with $9.9 million, or $1.35 per diluted share ($1.38 per basic share), for the first nine months of 2014. On a non-GAAP basis (as described and reconciled below), net income for the period totalled $11.0 million, or $1.49 per diluted share ($1.51 per basic share), compared with $10.8 million, or $1.48 per diluted share ($1.51 per basic share), in the first nine months of 2014.

Comments of Management

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report an excellent quarter with above-forecast revenues and strong profitability, confirming the power of our proven strategy.

“During the quarter, we announced two important Design Wins, one from a long-time Traffic Management customer for 100G Bypass Blades, which positions us to benefit from the mainstream market’s 100G evolution, and the other from a new customer, a fast-growing European cyber security leader. These two Wins demonstrate the strength of our strategy with both existing customers and new customers.”

Mr. Orbach continued, “Also during the quarter, we entered into a definitive agreement to acquire ADI Engineering, an important part of our strategy to penetrate the ‘cloud.’ As a company with expertise in Intel-based technologies and a broad product range targeting the SDN, NFV, IoT, Cloud computing and Virtualization trends, ADI will help us offer exciting new products for Cloud, NFV and SDN players. This will enable us to expand our addressable markets significantly and to secure our technology leadership.”

Mr. Orbach concluded, “As such, we are pleased with our progress and optimistic about our prospects. We believe that the focused pursuit of our strategic goals, as demonstrated this quarter, will continue to benefit us for many quarters to come.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, October 26th, at 9am Eastern Time (6am Pacific Time, 3pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30,	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$19,161	$17,890
Short-term bank deposits	-	4,000
Marketable securities	9,169	15,167
Accounts receivables: Trade, net	17,211	18,831
Accounts receivables: Other	1,037	1,632
Inventories	29,549	25,449
Deferred tax assets	701	567
Total current assets	76,828	83,536

Marketable securities	26,812	20,358
Assets held for employees’ severance benefits	1,414	1,425
Deferred tax assets	523	346
Property, plant and equipment, net	3,705	2,458
Intangible assets, net	1,522	2,071
Goodwill	12,242	12,242

Total assets	$123,046	$122,436

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$5,020	$8,236
Other accounts payable and accrued expenses	7,749	5,783
Contingent consideration	-	4,728
Deferred tax liabilities	148	259

Total current liabilities	12,917	19,006

Liability for employees’ severance benefits	2,368	2,414
Deferred tax liabilities	174	284

Total liabilities	15,459	21,704

Shareholders' equity
Ordinary shares and additional paid-in capital	43,295	41,266
Treasury shares	(38)	(38)
Retained earnings	64,330	59,504
Total shareholders' equity	107,587	100,732

Total liabilities and shareholders' equity	$123,046	$122,436

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2015	2014	2015	2014
Sales	$19,413	$15,866	$55,297	$52,788
Cost of sales	11,298	9,432	32,265	31,428
Gross profit	8,115	6,434	23,032	21,360

Research and development expenses	2,181	1,668	6,762	4,712
Selling and marketing expenses	1,338	1,034	4,027	3,096
General and administrative expenses	(2,916)	673	(1,007)	1,958
Total operating expenses	603	3,375	9,782	9,766

Operating income	7,512	3,059	13,250	11,594

Financial income, net	39	7	152	170
Income before income taxes	7,551	3,066	13,402	11,764
Income taxes	492	558	1,302	1,881
Net income	$7,059	$2,508	$12,100	$9,883

Basic income per ordinary share (US$)	$0.97	$0.35	$1.67	$1.38

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,275	7,183	7,265	7,180

Diluted income per ordinary share (US$)	$0.96	$0.34	$1.64	$1.35

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,352	7,290	7,366	7,323

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2015	2014	2015	2014

GAAP gross profit	$8,115	$6,434	$23,032	$21,360
(1) Share-based compensation (*)	37	39	90	98
(2) Adjustment of inventory step up related to acquisition	174	-	442	-
Non-GAAP gross profit	$8,326	$6,473	$23,564	$21,458

GAAP operating income	$7,512	$3,059	$13,250	$11,594
Gross profit adjustments	211	39	532	98
(1) Share-based compensation (*)	393	394	1,074	802
(3) Acquisition-related expenses	42	-	172	-
(4) Amortization of acquired intangible assets	180	17	541	50
(5) Changes in the fair value of contingent consideration	(3,634)	-	(3,230)	-
Non-GAAP operating income	$4,704	$3,509	$12,339	$12,544

GAAP net income	$7,059	$2,508	$12,100	$9,883
Operating income adjustments	(2,808)	450	(911)	950
(6) Taxes on amortization of acquired intangible assets	(80)	-	(221)	-
Non-GAAP net income	$4,171	$2,958	$10,968	$10,833

GAAP net income	$7,059	$2,508	$12,100	$9,883
Adjustments for Non-GAAP cost of sales	211	39	532	98
Adjustments for Non-GAAP Research and development expenses	284	131	855	296
Adjustments for Non-GAAP Selling and marketing expenses	177	127	505	256
Adjustments for Non-GAAP General and administrative expenses	(3,480)	153	(2,803)	300
Adjustments for Non-GAAP Income taxes	(80)	-	(221)	-
Non-GAAP net income	$4,171	$2,958	$10,968	$10,833

GAAP basic income per ordinary share (US$)	$0.97	$0.35	$1.67	$1.38
(1) Share-based compensation (*)	0.06	0.06	0.16	0.12
(2-6) Acquisition-related adjustments	(0.46)	-	(0.32)	0.01
Non-GAAP basic income per ordinary share (US$)	$0.57	$0.41	$1.51	$1.51

GAAP diluted income per ordinary share (US$)	$0.96	$0.34	$1.64	$1.35
(1) Share-based compensation (*)	0.06	0.07	0.16	0.12
(2-6) Acquisition-related adjustments	(0.45)	-	(0.31)	0.01
Non-GAAP diluted income per ordinary share (US$)	$0.57	$0.41	$1.49	$1.48

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))